

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 1, 2020

Adam Brajer
In House Counsel
CF Acquisition Corp. VI
110 East 59th Street
New York, NY 10022

> **Re: CF Acquisition Corp. VI**
> **Draft Registration Statement on Form S-1**
> **Submitted November 4, 2020**
> **CIK No. 0001830081**

Dear Mr. Brajer:

We have reviewed your draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Initial Business Combination, page 6

1. You state in the second paragraph, "We are not prohibited from pursuing an initial business combination with a business that is affiliated with Cantor or its affiliates or our sponsor, officers or directors, including an Affiliated Joint Acquisition," which term is described on page 7 to include a co-investment with, or a "specified future issuance" of securities to, entities affiliated with Cantor. Tell us with a view toward disclosure here and throughout the prospectus, whether it is possible that you would consider an Affiliated Joint Acquisition with one or more Prior Cantor SPACS, CF Finance Acquisition III, or any other SPACs affiliated with you or Cantor. We may have additional comments in this regard. Please also clarify what impact, if any, a co-investment by a Cantor affiliate in your initial business combination would have on the conversion of the Class B shares. We understand that if the company makes a "specified future issuance" of securities to a

Cantor affiliate, the number of shares into which the Class B shares convert would increase in order to maintain an interest equal to 20% of the public shares plus the securities issued in the specified future issuance. Finally, revise disclosures throughout your prospectus regarding potential conflicts of interest with respect to Cantor SPAC I and Cantor SPAC II to describe potential conflicts with respect to CF Finance Acquisition III and any other Cantor-affiliated SPACs.

You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction